MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190

                                 April 10, 2006

                                                            WRITER'S DIRECT LINE
                                                                  (212) 838-8269

Michael McTiernan, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

RE:      American Mold Guard, Inc.
         Registration Statement on Form SB-2
         Filed on January 6, 2006
         File No. 333-130889

Dear Mr. McTiernan

         This letter responds to your comments set forth in a letter dated April 5, 2006 regarding the above-referenced registration statement (the "Registration Statement") filed by American Mold Guard, Inc. (the "Company"). For ease of reference, your inquiries have been incorporated in this letter in bold type and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

USE OF PROCEEDS - PAGE 17

1. WE NOTE YOUR RESPONSE TO COMMENT 3. PLEASE INCLUDE MATURITY DATES FOR THE LAST THREE UNSECURED NOTES ON PAGE 17, ALL OF WHICH BEAR INTEREST AT 10%.

The additional information has been added pursuant to your comment.

CAPITALIZATION, PAGE 20

2. YOUR REVISED DISCLOSURE INDICATES THAT THE PRO FORMA COLUMN INCLUDES AN ADDITIONAL $650 OF DEBT INCURRED SINCE DECEMBER 31, 2005. THIS DOES NOT AGREE WITH THE CHANGE FROM $3,965 TO $4,247. PLEASE EXPLAIN THE REASONS FOR THE DIFFERENCE.

In Amendment No.2, the debt amount under the actual column netted out the Additional Securities (to be issued to the holders of the Unsecured Notes), the deferred interest cost attributable to the Additional Securities and the beneficial discount attributable to the Convertible Notes. The pro forma amount reflects the additional borrowing of $650,000 net of the difference between the amount allocated to the Additional Securities ($1.5 million) and the deferred interest cost at December 31, 2005 ($1,132,000), or $368,000. In Amendment No.3, the Company has

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Michael McTiernan
American Mold Guard, Inc.
April 10, 2006


reflected the debt amount under the actual column as $4,337 and the pro forma amount $4,619, based on the amount of the short and long term debt and accrued interest reflected on the December 31, 2005 balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  SUMMARY OF CRITICAL ACCOUNTING POLICIES

STOCK-BASED COMPENSATION PAGE F-11

3. PLEASE REVISE TO PRESENT NET LOSS PER SHARE DATA CALCULATED BASED UPON NET LOSS APPLICABLE TO COMMON SHAREHOLDERS.

Note 3 to the consolidated financial statements has been revised as per your comment.

NOTE 6.  NOTES PAYABLE

2005 UNSECURED NOTES, PAGE F-15

4. WE HAVE REVIEWED THE REVISIONS TO YOUR DISCLOSURE MADE IN RESPONSE TO PRIOR COMMENT 12. WE NOTE THAT 230,770 SHARES OF COMMON STOCK, 230,770 CLASS A WARRANTS AND 115,385 CLASS B WARRANTS WILL BE ISSUED TO THE HOLDERS OF UNSECURED NOTES. IN YOUR INITIAL DISCLOSURE AND ON PAGE 29 OF THE MD&A, YOU INDICATE THAT THE NOTEHOLDERS WILL RECEIVE $1.5 MILLION WORTH OF SECURITIES, WHICH WOULD RESULT IN A VARIABLE NUMBER OF SECURITIES TO BE ISSUED. PLEASE CLARIFY YOUR DISCLOSURE IN BOTH THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND THE MD&A. WE ALSO NOTE THAT 408,149 SHARES (A SIGNIFICANT DECREASE FROM THE PREVIOUSLY DISCLOSED 1.2 MILLION SHARES) WILL BE ISSUED TO THESE NOTEHOLDERS IF A QUALIFIED SALE DOES NOT OCCUR BY DECEMBER 31, 2006. PLEASE TELL US WHETHER THE TERMS OF THE AGREEMENT HAVE BEEN RENEGOTIATED OR EXPLAIN TO US THE REASONS FOR THE CHANGES TO YOUR DISCLOSURE.

Note 6 to the consolidated financial statements and the MD&A section of the prospectus have been revised pursuant to your request. The terms of the agreement with the holders of the Unsecured Notes have not changed. The unaudited financial statements included in the original registration statement did not give effect to the reverse stock split. The audited financial statements included with Amendment No. 2 give effect to the reverse stock split. Applying the reverse split factor of .34012429 to 1,200,000 pre-split shares results in 408,149 post-split shares.

ITEM 28.  UNDERTAKINGS

5. WE NOTE YOUR RESPONSE TO COMMENT 15. IF YOU PLAN TO RELY ON RULE 430A TO OMIT FINAL PRICING INFORMATION FROM THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT AT THE TIME OF EFFECTIVENESS, PLEASE INCLUDE THE RULE 430A UNDERTAKINGS. OTHERWISE, PLEASE CONFIRM THAT FINAL PRICING INFORMATION WILL BE INCLUDED IN THE PROSPECTUS AT THE TIME OF EFFECTIVENESS.

We have included the rule 430A undertakings as set forth in Item 512(i) Regulation S-K. See paragraph D of Item 28.


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

Michael McTiernan
American Mold Guard, Inc.
April 10, 2006


EXHIBIT 1.1

6. WE NOTE YOUR DISCLOSURE THAT THE OFFERING WILL BE UNDERWRITTEN ON A FIRM COMMITMENT BASIS. HOWEVER, UPON OUR REVIEW OF THE UNDERWRITING AGREEMENT IT APPEARS THAT THE UNDERWRITER'S DISCRETION TO TERMINATE THE AGREEMENT PRIOR TO CLOSING IS INCONSISTENT WITH A FIRM COMMITMENT AGREEMENT. IN PARTICULAR, WE NOTE SECTION 12(B)(II) WHICH PERMITS THE UNDERWRITER TO TERMINATE IN THE EVENT OF A "CHANGE IN ECONOMIC OR POLITICAL CONDITIONS IF THE EFFECT OF SUCH . . . CHANGE ON THE FINANCIAL MARKETS OF THE UNITED STATES WOULD, IN [ITS] REASONABLE JUDGMENT, MAKE IT IMPRACTICABLE TO MARKET THE UNITS." PLEASE REVISE THE AGREEMENT OR PROVIDE AN ANALYSIS. REFER TO THE NO-ACTION RELIEF GRANTED TO THE FIRST BOSTON CORPORATION (1985).

In response to your comment, Section 12(b)(ii) of the Underwriting Agreement has been modified to read as follows: "(ii) any outbreak or escalation of national or international hostilities or any crisis or calamity, or any change in the United States or international financial markets, or any substantial change or development involving a prospective substantial change in United States' or international political, financial or economic conditions, that, in the judgment of the Representative is material and adverse and makes it impracticable to market the Units in the manner and on the terms described in the Prospectus or to enforce contracts for the sale of the Units. . ."

In addition, a sentence has been added to the end of Section 12 to ensure that the market out provisions do not vitiate the firm commitment intent of the Underwriting Agreement. The new sentence reads as follows: "The foregoing notwithstanding, nothing in Section 12(b) shall be interpreted to mean that the Underwriters may abrogate their obligations to purchase the Firm Units from the Company based upon an inability to market the securities."

These changes should be consistent with the facts set forth in the no action relief granted to The First Boston Corporation.

                                      * * *

         In addition to the foregoing responses to your comments, we also would like to bring to your attention two other significant developments reflected in Amendment No. 3. Most significantly, the terms of the offering have changed. First, the number of units to be offered has been increased from 1,100,000, to 1,350,000. As a consequence, the over-allotment option has been increased from 165,000 units to 202,500 units and the representative's warrant will cover 125,000 units rather than 110,000 units. Second, a second Class B warrant has been added to the unit. Accordingly, each unit now includes 2 shares of common stock, 2 Class A warrants and 2 Class B warrants. Third, the units are expected to price in a range of $13.00 to $14.00. Previously, the low-end of the range was $12.00. Finally, underwriters' cash compensation has been reduced to 10% (7.5% commission and 2.5% nonaccountable expense allowance) from 11% (8% commission and 3% non accountable expense allowance). The information contained in the prospectus continues to assume an initial public offering price of the $13.00 per unit. However, as a result of the additional units included in the offering and the reduction in expenses, estimated net proceeds have increased to $15 million from $12 million.

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

Michael McTiernan
American Mold Guard, Inc.
April 10, 2006


         The other development involves the allocation of the initial public offering price of the units to the stock and warrants included therein. In recalculating the allocation because of the addition of a Class B warrant to the unit, the Company realized that some of the assumptions it used to determine the relative values of the stock and warrants included in the units were incorrect or unreasonable. (The assumptions used by the Company were reflected in our response to comment five of your letter dated March 1, 2006, which was filed along with Amendment No. 2 on March 28, 2006.)

         Previously, the Company assumed a stock price of $5.00 and an exercise price of $3.75 for the Class A warrant and $5.00 for the Class B warrant. In addition, the Company assumed that the expected life of the Class A warrants will be one month and the expected life of the Class B warrants will only be 12 months. In reality, assuming a unit price of $13.00, the Class A warrants will have an exercise price of $9.75 per share and the Class B warrants will have an exercise price of $13.00 per share. Similarly, the assumption regarding the lives of the warrants was also revised in light of the fact that (i) the warrants all have a five-year term, (ii) the warrants are not callable for six months, (iii) the Class A warrants are only callable at such time as the stock trades at $13.00 per share for five consecutive days and (iv) the Class B warrants are only callable at such time as the Company's revenue for any 12-month period is $20 million. Accordingly, the Company has recalculated the value of the warrants based on their actual respective exercise prices and a life of five years for the Class A warrants and 2.5 years for the Class B warrants (expected time for the Company to earn revenues of $20 million over a 12-month period). The other variables - volatility and dividends - were not changed. Using these revised assumptions, the Company has assigned $4.81 to each share of stock included in a unit, $1.38 to each Class A warrant included in a unit and $0.31 to each Class B warrant included in a unit. This allocation is now reflected in the pro forma and pro forma, as adjusted columns in the Capitalization section appearing on page 20 of the prospectus.

                                               Very truly yours,

                                               /s/ Joel J. Goldschmidt
                                               -----------------------
                                               Joel J. Goldschmidt

cc:  Paul Fisher, Esq.

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